EXHIBIT 99.51

Record Monthly Molybdenum Production at Mineral Park in April

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia – May 3, 2011 – Mercator Minerals Ltd. (TSX:ML) (“Mercator”, or the “Company”) is pleased to announce that its wholly-owned Mineral Park Mine in Arizona produced a monthly record 610,017 pounds of molybdenum in April. In addition, Mineral Park produced 3,703,804 pounds of copper, and 62,543 ounces of silver.

Phase II Construction Update

Phase II construction continues on schedule for start-up in July. Notable milestones reached since the last update include:

●	Permit received for modification to air quality permit for 35 MW natural gas turbine generator.

●	35 MW turbine has been set and balance of plant progressing well.

●	22 miles of 23.8 miles of 8 inch gas line installed.

●	Waterline construction is complete with pump setting of four wells in progress.

●	One ball mill installed and will begin run-in within one week.

●	Second ball mill installed (awaiting setting of motor) and will begin run-in within approximately three weeks.

●	Rougher flotation cell structural concrete and tank platforms are complete with four rougher tanks in place.

Gary Simmerman, BSc., Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the technical information contained in this release.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.